EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	SIX MONTHS ENDED JUNE 30,
	2002	2003
Computation of Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of change accounting principle	$(170,070)	$(139,141)
Add:
Fixed charges (as computed below)	168,725	169,226

	$(1,345)	$30,085

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$103,510	$109,985
Amortization of deferred financing costs and discounts on long-term debt	49,197	35,229
Interest component of operating lease expense	16,018	24,012

Fixed charges	168,725	169,226
Preferred stock dividends	40,966	34,452

Combined fixed charges and preferred stock dividends	$209,691	$203,678

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$170,070	$139,141

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$211,036	$173,593